Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended March 31, 2016
	2016	2015
Income from continuing operations	$2,379	$29,398
Additions:
Fixed charges
Interest expense	14,360	15,348
Capitalized interest	123	339
	14,483	15,687
Deductions:
Capitalized interest	(123)	(339)
Net loss attributable to noncontrolling interests	5	108
Adjusted earnings	16,744	44,854
Fixed charges (from above)	$14,483	$15,687
Ratio of earnings to fixed charges	1.16	2.86	(1)

(1) The earnings to fixed charges ratio for the three months ended March 31, 2015 includes gain on sale of real estate of $30.3 million.